United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 15, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

April 9-15, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	April 9, 2025
Transactions in Own Shares	April 10, 2025
Transactions in Own Shares	April 11, 2025
Transactions in Own Shares	April 14, 2025
Transactions in Own Shares	April 15, 2025

2

April 9, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 8 April 2025 it purchased a total of: (i) 36,652 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 19,986 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	8 April 2025	8 April 2025	8 April 2025	8 April 2025	8 April 2025
Aggregate number of ordinary shares purchased	36,652	11,991	1,999	5,996	0
Highest price paid (per ordinary share)	USD 85.0300	GBP 66.5000	GBP 66.4000	GBP 66.5000	GBP 0
Lowest price paid (per ordinary share)	USD 82.1400	GBP 65.1000	GBP 65.2000	GBP 65.1000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 83.9000	GBP 65.8122	GBP 65.8126	GBP 65.9300	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/2141E_1-2025-4-8.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

April 10, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 9 April 2025 it purchased a total of: (i) 37,233 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 19,536 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	9 April 2025	9 April 2025	9 April 2025	9 April 2025	9 April 2025
Aggregate number of ordinary shares purchased	37,233	11,721	1,954	5,861	0
Highest price paid (per ordinary share)	USD 85.7600	GBP 65.9000	GBP 65.9000	GBP 65.7000	GBP 0
Lowest price paid (per ordinary share)	USD 81.1000	GBP 63.6000	GBP 63.7000	GBP 63.7000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 82.5899	GBP 64.8185	GBP 64.8485	GBP 64.8284	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/4138E_1-2025-4-9.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

April 11, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 10 April 2025 it purchased a total of: (i) 36,081 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 20,548 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	10 April 2025	10 April 2025	10 April 2025	10 April 2025	10 April 2025
Aggregate number of ordinary shares purchased	36,081	12,329	2,055	6,164	0
Highest price paid (per ordinary share)	USD 86.4700	GBP 67.6000	GBP 67.5000	GBP 67.5000	GBP 0
Lowest price paid (per ordinary share)	USD 84.0400	GBP 65.2000	GBP 65.4000	GBP 65.4000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 85.2177	GBP 66.5401	GBP 66.4816	GBP 66.5482	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6028E_1-2025-4-10.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

April 14, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 11 April 2025 it purchased a total of: (i) 35,569 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 19,796 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	11 April 2025	11 April 2025	11 April 2025	11 April 2025	11 April 2025
Aggregate number of ordinary shares purchased	35,569	11,877	1,980	5,939	0
Highest price paid (per ordinary share)	USD 87.0900	GBP 67.5000	GBP 67.4000	GBP 67.5000	GBP 0
Lowest price paid (per ordinary share)	USD 85.6800	GBP 65.6000	GBP 65.8000	GBP 65.6000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 86.4457	GBP 66.4548	GBP 66.5137	GBP 66.4799	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/8603E_1-2025-4-13.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

April 15, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 14 April 2025 it purchased a total of: (i) 35,019 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 19,304 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)	Aquis
Date of purchase	14 April 2025	14 April 2025	14 April 2025	14 April 2025	14 April 2025
Aggregate number of ordinary shares purchased	35,019	11,554	1,982	5,768	0
Highest price paid (per ordinary share)	USD 88.1400	GBP 67.0000	GBP 66.9000	GBP 66.9000	GBP 0
Lowest price paid (per ordinary share)	USD 87.1900	GBP 66.3000	GBP 66.5000	GBP 66.3000	GBP 0
Volume weighted average price paid (per ordinary share)	USD 87.8040	GBP 66.7012	GBP 66.7112	GBP 66.6638	GBP 0

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9926E_1-2025-4-14.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: April 15, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary